
December 8, 2020

Jeffrey S. Beebe
Chief Executive Officer
RealyInvest NNN, LLC
2000 PGA Blvd, Suite 4440
Palm Beach Gardens, FL 33408

>   **Re: RealyInvest NNN, LLC**
>   **Amendment No. 1 to**
>   **Offering Statement on Form 1-A**
>   **Filed November 23, 2020**
>   **File No. 024-11345**

Dear Mr. Beebe:

 We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed on November 23, 2020

General

1. We note your response to comment 4 and reissue the comment. Your response does not provide an analysis as to how your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions regarding the analysis, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Note 1: Organization and Nature of Operations, page F-6

2.   We note your response to comment 11. Please clarify for us if you intend to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in future periods. For reference, see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

    You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction